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Li He
Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

April 20, 2016

Re:	Yintech Investment Holdings Limited
Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:                 Ms. Kim McManus

Mr. Jorge Bonilla

Mr. Daniel L. Gordon

Mr. Rahul Patel

Dear Ms. McManus, Mr. Bonilla, Mr. Gordon and Mr. Patel:

On behalf of our client, Yintech Investment Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submitted Amendment No.1 to our Registration Statement on Form F-1 (the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”) on April 19, 2016, and are hereby submitting our responses to the Staff’s comments contained in the Staff’s letter dated April 19, 2016 (the “April 19 Comment Letter”). On behalf of the Company, we wish to thank you and other members of the staff (the “Staff”) for your prompt response to the Company’s request for comments.

The Company respectfully advises the Staff that it has commenced its roadshow on April 20, 2016 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on April 26, 2016. The Company expects to file an acceleration request with the Commission on April 22, 2016 or as soon as possible thereafter to request that the Commission declares its registration effective on April 26, 2016. The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

Set forth below are the Staff’s comments contained in the April 19 Comment Letter and the Company’s responses.

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Recent Development, page 6

1.                                      We note that you plan to grant a maximum of 50 million options as a reward to your management and key employees upon the completion of the offering. Please revise to disclose how you intend to account for these grants and the accounting guidance upon which you relied. Also, revise to disclose the amount of compensation expense relating to these grants that you intend to recognize within the next year.

In response to the Staff’s comment, the Company plans to make the following disclosure under the section titled “Recent Developments” through a free writing prospectus, as well as an amendment to the Registration Statement, which will be filed on or around April 22, 2016:

“In addition, to reward our employees and further align their interests with ours in the future, we expect to grant options to purchase 50,000,000 ordinary shares under the Third Amended and Restated 2014 Share Option Scheme to our directors, officers and key employees on the effective date of the registration statement of which this prospectus is a part, at an exercise price per share equal to the initial public offering price of our ADSs adjusted to reflect the ADS-to-ordinary share ratio, which will vest in three equal installments upon the first, second and third anniversary of the listing of our ADSs on Nasdaq. The grant is conditional upon the effectiveness of the registration statement. Among them, options to purchase 25,000,000 ordinary shares are expected to be granted to our directors and officers. These grants of options will be accounted for according to FASB ASC 718. We will measure the cost of employee services received in exchange for the options based on the grant-date fair value of these options, and recognize the cost over the vesting period. Share-based compensation expense, when recognized, will be recorded as expense with the corresponding entry to additional paid-in capital. We will start incurring share-based compensation expenses associated with these grants commencing in the quarter ending June 30, 2016. Based upon US$13.5 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, we expect to incur share-based compensation expenses of approximately RMB4.7 million (US$0.7 million) for the year ending December 31, 2016.”

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If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Eric Pang of KPMG Huazhen LLP at +86- 21-2212-2480 (eric.pang@kpmg.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Wenbin Chen, Chairman of the Board of Directors and Chief Executive Officer
Mr. Jingbo Wang, Chief Financial Officer
Yintech Investment Holdings Limited

Mr. Eric Pang, Partner
KPMG Huazhen LLP

Mr. David Zhang, Esq., Partner
Mr. Benjamin Su, Esq., Partner
Kirkland & Ellis International LLP